UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): August 1, 2025

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.

(Exact name of issuer as specified in its charter)

California	82-1240282
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1428 Franklin St, Oakland CA	94612
(Full mailing address of principal executive offices)	(ZIP Code)

(650) 743-6974

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Investor Owner Shares

Item 8. Certain Unregistered Sales of Equity Securities

On August 1, 2025, East Bay Permanent Real Estate Cooperative, Inc. (the “Cooperative”), sold 1 Investor Owner Shares to private parties at a price of $1,000/share, for total payment in the amount of $1,000. All of the Investor Owner Shares sold were sold by the Cooperative; none were sold by or for the account of any person who at the time was a director, officer, promoter or principal securityholder of Cooperative, or was an underwriter of any securities of the Cooperative. These Investor Owner shares were sold in reliance on the exemption detailed in California Corporations Code § 25100(r). All purchasers are California residents and are limited to the purchase of one share at $1,000.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section titled “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A POS dated August 26, 2022, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.

By:	/s/ Ojan Mobedshahi
Ojan Mobedshahi
Principal Financial and Accounting Officer

Date: August 1, 2025